

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 12, 2018

<u>Via E-mail</u>
Koichi Ishizuka
Chief Executive Officer
Photozou Holdings, Inc.
4-30-4F, Yotsuya,
Shinjuku-ku, Tokyo,
160-0004, Japan

      **Re:    Photozou Holdings, Inc.**
              **Form 8-K**
              **Filed June 1, 2018**
              **File No. 000-55806**

Dear Mr. Ishizuka:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           /s/ David Link for

           John Reynolds
           Assistant Director
           Office of Beverages, Apparel and
           Mining

cc: Thomas DeNunzio
    V Financial Group, LLC